Exhibit 99.2

PRESS RELEASE

Sanofi and Medtronic to Form Strategic Alliance in Diabetes to Improve Patient Experience and Outcomes

- Initial focus on insulin-device combinations and care management services -

Paris and Minneapolis, Minn. — June 14, 2014 — Sanofi (EURONEXT: SAN and NYSE: SNY) and Medtronic, Inc. (NYSE: MDT) today announced that they have signed a memorandum of understanding to enter into a global strategic alliance in diabetes, aimed at improving patient experience and outcomes for people with diabetes around the world. The alliance will initially focus on two key priorities: the development of drug-device combinations and delivery of care management services to improve adherence, simplify insulin treatment, and help people with diabetes better manage their condition.

The alliance will be structured as an open-innovation model, leveraging the capabilities, as well as the human and financial resources, of both companies. Based on the success of the two initial priorities, the companies may explore other areas for potential collaboration.

“We know that insulin and other medicines are only one element of treating the whole patient. There is no day off in managing diabetes, and lack of adherence is one of the major hurdles to optimal disease management. That is why Sanofi is committed to developing integrated care solutions that focus on making life easier for people with diabetes and improving clinical outcomes that may help reduce costs to the overall healthcare system,” commented Pascale Witz, Executive Vice President of Global Divisions & Strategic Development, Sanofi. “Through this important collaboration, Sanofi will tap into technology advances that aim to create holistic treatment solutions which take into account the individual patient’s needs.”

“Diabetes is unfortunately rising in prevalence around the world, driving up system costs and, most importantly, adversely impacting the lives of millions of people.  Like Sanofi, we believe there is tremendous opportunity to better align care across the diabetes care continuum through new and varied technologies and patient care management strategies,” said Omar Ishrak, Chairman and CEO, Medtronic.  “Medtronic is committed to taking a broader approach, expanding beyond our core strength in Type 1 diabetes, to co-develop an array of technologies and patient services that will deliver superior clinical outcomes at an affordable price.  We also know we can’t do it alone — so we are particularly excited to join in this effort with Sanofi who, like us, is committed to exploring new avenues and approaches to solving the challenges associated with diabetes.”

The alliance will pair Sanofi’s extensive insulin portfolio and drug development expertise with Medtronic’s expertise in insulin pumps and continuous glucose monitoring. One of the priorities of the alliance will be to deliver novel drug-device combinations, including new form factors that are affordable, convenient and easy to-use to increase therapy adherence and deliver better outcomes. These efforts will focus on improving the management of Type 2 diabetes, especially for people who cannot achieve glucose control even with multiple daily injections of insulin.

Care management services, another priority area for collaboration, will be delivered through a program designed to guide people with Type 2 diabetes who are failing to achieve disease control on oral therapies through the initiation phase of insulin treatment. Insulin initiation can be challenging as a high number of patients drop insulin treatment in this early phase.

As world leaders in complementary segments of diabetes care Sanofi and Medtronic already have an agreement in place serving specific Type 1 diabetes patients in Europe with an implantable insulin delivery system, and intend to add this project and additional innovative projects to the alliance. Implementation of the alliance is subject to the negotiation and execution of a definitive agreement between the companies.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

About Medtronic, Inc.

Medtronic, Inc. (www.medtronic.com), headquartered in Minneapolis, is the global leader in medical technology - alleviating pain, restoring health and extending life for millions of people around the world.

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future partnerships, financial results, events, operations, services, product development and potential service initiatives, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although the Sanofi and Medtronic management teams believe that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the companies, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, delays or uncertainties in negotiating and executing a definitive agreement regarding the companies’ expected alliance, the uncertainties inherent in expanding product offerings and services, and in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the companies’ beliefs regarding market opportunities and ability to benefit therefrom, and trends in exchange rates and prevailing interest rates, as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi and Medtronic, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2012 and those risks and uncertainties listed under “Risk Factors” and “Cautionary Factors That May Affect Future Results” in Medtronic’s annual report on Form 10-K for the year ended December 31, 2013 and listed or described in subsequent reports filed by Medtronic with the Securities and Exchange Commission. Other than as required by applicable law, neither Sanofi nor Medtronic undertakes any obligation to update or revise any forward-looking information or statements.

Contacts:

Sanofi
Media Relations	Investor Relations
Jack Cox	Sébastien Martel
Tel.: + (33) 1 53 77 45 02	Tel.: + (33) 1 53 77 45 45
jack.cox@sanofi.com	ir@sanofi.com

Global Diabetes Communications	U.S. Diabetes Communications
Yanyan Chang	Susan Brooks
Tel.: +49 17 36 89 62 95	Tel.: +1 (0) 908 981 6566
yanyan.chang@sanofi.com	susan.brooks@sanofi.com

Medtronic
U.S. Diabetes Public Relations	Investor Relations
Amanda Sheldon	Jeff Warren
Tel.: +1-818-576-4826	Tel.:+1-763-505-2696
amanda.sheldon@medtronic.com	jeff.warren@medtronic.com

International Public Relations
Yvan Deurobroeck
Tel.: +41 21 80 27 574
yvan.deurobroeck@medtronic.com